Exhibit 12

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES(1)

The following tables sets forth our ratio of earnings to fixed charges for each of the periods indicated.

	Three Months Ended December 31, 2014	Fiscal Year Ended September 30,
		2014	2013	2012	2011	2010
Earnings available for fixed charges:
Income from continuing operations before taxes	$287.5	$1,134.2	$980.9	$965.9	$867.6	$544.2
Add fixed charges included in earnings:
Interest expense	$14.9	$59.3	$60.9	$60.1	$59.5	$60.5
Interest element of rentals	15.8	64.7	63.4	60.6	59.5	56.6

Total	30.7	124.0	124.3	120.7	119.0	117.1

Total earnings available for fixed charges	$318.2	$1,258.2	$1,105.2	$1,086.6	$986.6	$661.3

Fixed charges:
Fixed charges included in earnings	$30.7	$124.0	$124.3	$120.7	$119.0	$117.1
Capitalized interest	0.4	1.2	0.4	0.9	2.2	1.0

Total fixed charges	$31.1	$125.2	$124.7	$121.6	$121.2	$118.1

Ratio of earnings to fixed charges	10.2	10.0	8.9	8.9	8.1	5.6

(1)	In computing the ratio of earnings to fixed charges, earnings are defined as income from continuing operations before income taxes and cumulative effect of accounting change, adjusted for minority interest in income or loss of subsidiaries, undistributed earnings of affiliates, and fixed charges exclusive of capitalized interest. Fixed charges consist of interest on borrowings and that portion of rentals deemed representative of the interest factor.